FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                         For the month of February 2008


                                 UNILEVER N.V.
                (Translation of registrant's name into English)

     WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          UNILEVER N.V.

                                                         /S/ K. VAN DER GRAAF
                                                         By  K. VAN DER GRAAF
                                                             DIRECTOR



                                                        /S/ R. KUGLER
                                                        By  R. KUGLER
                                                            DIRECTOR


Date: 7 February 2008

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to Euronext, Amsterdam dated 7 February 2008
                            Final Results

Exhibit 99


                           FOURTH QUARTER AND ANNUAL RESULTS 2007

KEY FINANCIALS

(unaudited)


     Fourth Quarter 2007                         EUR million                              Full Year 2007
           Increase/(Decrease)                                                               Increase/(Decrease)
   Current   Current  Constant                                                       Current   Current  Constant
     rates     rates     rates                                                         rates     rates     rates
                               Continuing operations:
     9 890       2 %       5 % Turnover                                               40 187       1 %       5 %
     1 097       3 %      11 % Operating profit                                        5 245      (3)%       1 %
     1 070       3 %      10 % Pre-tax profit                                          5 184       7 %      11 %
       782     (13)%      (6)% Net profit from continuing operations                   4 056      10 %      14 %
       787     (63)%     (59)% Net profit from total operations*                       4 136     (18)%     (15)%

      0.25     (12)%      (5)% EPS from continuing operations (Euros)                   1.32      12 %      16 %
      0.25     (64)%     (61)% EPS from total operations* (Euros)                       1.35     (18)%     (15)%

* Includes EUR1.2 billion profit on disposal of frozen foods businesses in Europe in the fourth quarter of 2006, as discontinued operations.



STRONG FINISH TO A GOOD YEAR

Full Year Financials

- Underlying sales growth of 5.5%. Operating margin of 13.1%, with an underlying improvement of 0.2 percentage points.
-    Earnings per share from continuing operations up 12%.
- Proposed final dividend of EUR0.50 per NV ordinary share and 34.11p per PLC ordinary share, raising the total regular dividend for the year by 7% for both NV and PLC. Share buy-back of at least EUR1.5 billion planned for 2008.

Fourth Quarter Financials

-    Underlying sales growth of 6.1%, including 3.0% from pricing.
- Operating margin of 11.1%, with an underlying improvement of 0.2 percentage points, after an increase in advertising and promotions of 0.6 percentage points of sales.

Operational Highlights of the Year

- Widespread growth across regions and categories consistent with our strategy of concentrating resources on developing and emerging markets, personal care and Vitality focused innovation.
- Marked improvement in Europe: growth of 2.8% in the year, and a strong fourth quarter.
-    Increasing contribution from price in response to rising commodity costs.
- Strong cost savings programmes delivering EUR1 billion in the year. Accelerated restructuring plan progressing well.
- Further steps to shape the portfolio including the announcements of the acquisition of the leading Russian ice cream company Inmarko, the extension of the Pepsi/Lipton partnership and the disposals of Lawry's and Boursin.


GROUP CHIEF EXECUTIVE COMMENT

"The fourth quarter was a strong finish to a good year. 2007 marks the third successive year of accelerating sales growth and came with an underlying improvement in margin. This is clear evidence that our strategy of focusing resources on faster growing and profitable segments is succeeding.

The re-shaping of the business and the acceleration of our change programme are bringing real benefits. They make Unilever a more flexible and resilient company, better placed to meet the challenges of operating in a tougher economic and cost environment.

We therefore remain confident of achieving our 2010 goals - for an operating margin in excess of 15% while delivering consistent, competitive growth along the way.

In 2008 we expect underlying sales growth to be towards the upper end of our 3-5% target range and to see a further underlying improvement in operating margin."

Patrick Cescau, Group Chief Executive                            7 February 2008



ENQUIRIES

Media: Media Relations Team                     Investors: Investor Relations Team
UK +44 20 7822 6805 tim.johns@unilever.com      +44 20 7822 6830  investor.relations@unilever.com
NL +31 10 217 4844
tanno.massar@unilever.com


There will be a web cast of the results presentation available at: www.unilever.com/ourcompany/investorcentre/results/quarterlyresults/default.asp





                UNILEVER FOURTH QUARTER AND ANNUAL RESULTS 2007

In the following commentary we report underlying sales growth (USG) at constant exchange rates, excluding the effects of acquisitions and disposals. Turnover includes the impact of exchange rates, acquisitions and disposals. Unilever uses 'constant rate' and 'underlying' measures primarily for internal performance analysis and targeting purposes. We also use the movements in Ungeared Free Cash Flow and Return On Invested Capital to measure progress against our longer-term value creation goals. Unilever believes that such measures provide additional information for shareholders on underlying business performance trends. Such measures are not defined under IFRS and are not intended to be a substitute for GAAP measures of turnover, profit and cash flow. Further information about these
measures        is        available        on       our        website        at
www.unilever.com/ourcompany/investorcentre.

1.   SUMMARY OF BUSINESS PERFORMANCE FOR THE YEAR

Underlying sales growth has been consistently strong throughout the year, averaging 5.5% and with 6.1% in the fourth quarter. There has been an increasing contribution from pricing, 1.8% for the year and rising to 3.0% in the fourth quarter, in response to sharply higher commodity costs.

The steady underlying improvement in Europe has continued, with 2.8% growth in the year. The fourth quarter was particularly strong, at 5.5%, against a weaker comparator. The Americas were up by 4.1% in the year, with Brazil and Mexico
improving through the year, while the US grew solidly at 3.2%.   Asia Africa has
shown consistent, broad-based growth across countries and categories throughout the year, up by 11.1%.

All categories grew well in 2007. Personal care, our fastest growing category, benefited from innovations rolled out faster across countries. Home care was also well ahead for the year, driven by a focus on our strongest brands and the launch of new products with added value benefits, notably in household cleaning and fabric conditioners.

A more focused innovation programme is delivering good results in savoury, dressings and spreads, with an emphasis on products that offer Vitality benefits such as naturalness, authenticity, lower fat or cholesterol reduction. In ice cream, there was strong growth in Developing and Emerging markets and we gained market share in Europe but performance in the US was weaker. It was another very good year for Lipton. This was achieved both through sales of leaf tea, which are consolidated in turnover, and excellent growth in the ready-to-drink partnership with PepsiCo, which are not.

Investment in advertising and promotions was increased in line with sales and is deployed effectively behind priority initiatives.

Commodity cost increases accelerated through the year, with an impact of 2.2 percentage points of sales for the 12 months. However we were able to more than counter this through savings programmes and pricing actions.

Good progress has been made with the accelerated change programme announced in August. There was a step-up in the delivery of cost savings in the fourth quarter. We have announced a series of initiatives to support the re-shaping of the portfolio through acquisitions, disposals and joint ventures.

2.   FINANCIAL COMMENTARY

2.1   Turnover

Underlying sales growth was 5.5% for the year, and 6.1% in the fourth quarter. Turnover growth, including the effects of disposals and exchange rates was 1.4% for the year and 1.7% for the quarter.

2.2   Operating profit

Full Year

Operating profit for the year was 3% lower, and the operating margin at 13.1% was 0.5 percentage points lower than a year ago. The lower margin was entirely due to a higher net charge for restructuring, disposals and one-off items. Before the impact of these items, the operating margin showed an underlying increase of 0.2 percentage points. Advertising and promotions as a percentage of sales was in line with last year.

The net charge for restructuring, disposals and one-off items in 2007 was EUR569 million. This was made up of restructuring charges of EUR875 million, partly offset by disposal profits of EUR306 million. The disposal profits include EUR214 million arising from the reorganisation of our interests in South Africa, which was a fair value economic swap but resulted in an accounting profit.

In comparison, the net charge for restructuring, disposals and one-off items in 2006 was EUR242 million. Restructuring charges of EUR704 million were offset by disposal profits of EUR196 million and by one-off gains from US health care and UK pension plans of EUR266 million.

Fourth Quarter

Operating profit was 3% higher than a year ago in the fourth quarter. The operating margin at 11.1% was up by 0.2 percentage points. The net level of restructuring, disposals and one-off gains in 2006 was at a similar level in both years, so before these items the operating margin was also up by 0.2 percentage points. Advertising and promotions as a percentage of sales was 0.6 points higher than last year in the quarter.

2.3   Finance costs and tax

Costs of financing net borrowings were 13% lower in the year with the impact of movements in the US dollar exchange rate more than offsetting higher rates.

The credit on pensions financing increased to EUR158 million, reflecting an improved funding position of our schemes in 2007 compared with 2006.

The tax rate was 22% for the year, compared with 24% in 2006, and again benefited from the favourable settlement of prior year tax audits and a lower tax charge on disposals. For 2008 we expect a tax rate closer to our long-term guidance of 26%.

2.4   Joint ventures, associates and other income from non-current investments

Our share in net profit from joint ventures increased by around 30% in the year, mainly driven by continuing strong growth in the partnerships between Lipton and PepsiCo for ready-to-drink tea.

The combined share of net profit in associates and other income from non-current investments was EUR89 million in the year, up from EUR66 million last year. These largely reflect gains from our venture capital funds in both years.

2.5   Net profit and earnings per share

For the full year, net profit from continuing operations grew by 10%, while EPS on the same basis grew by 12%.

Net profit, including discontinued operations, was 18% lower than last year, which included the profit on disposal of European frozen foods businesses in the fourth quarter.

2.6   Dividends

The 2007 interim dividend was paid on 5 December 2007 at EUR0.25 per share for NV and 17.00p for PLC. The Boards will recommend to the Annual General Meetings final dividends of EUR0.50 per ordinary share of Unilever N.V. and 34.11p per ordinary share of Unilever PLC. This will bring the total dividend per share to EUR0.75 for NV and 51.11p for PLC, an increase of 7% in each case, excluding the additional one-off payment made in 2006.

2.7   Share buy-backs

The EUR1.5 billion share buy-back programme was announced in March 2007 and was completed by the end of the year. A further programme of at least EUR1.5 billion is planned for 2008.

2.8   Cash flow

Cash flow from operating activities, at EUR5.2 billion, was EUR0.4 billion lower than in 2006 due to higher cash costs of restructuring and increased contributions to pension funding. There was a further small improvement in working capital.

Income tax paid was EUR0.2 billion higher than in 2006 because of the timing of payments. Taking the last two years together, cash tax paid was at similar level to the tax charges in the income statement.

Net capital expenditure increased slightly to EUR1.0 billion. The increase was entirely in Asia Africa, supporting the priority for growth in the region.

The EUR1.1 billion movement in treasury stocks reflects the net effect of share buy-backs of EUR1.5 billion and the exercise of share options of EUR0.4 billion.

Ungeared free cash flow was EUR3.8 billion, which was EUR0.4 billion lower than a year earlier, including the effect of the higher cash restructuring costs and increased capital expenditure.

Net debt at the year end was EUR8.3 billion, compared with EUR7.5 billion at the end of 2006.

2.9   Return on invested capital

Return on invested capital was 12.7% in 2007. This represented an improvement from 11.5% in 2006, adjusted for the profit on the disposal of frozen foods.

2.10  Balance sheet

Balance sheet values have been affected by the appreciation of the euro against many of the currencies of the Group's operations.

The funding position of pension funds has improved significantly over the past 12 months. This is reflected in increases in the values of schemes in surplus and reductions in the liabilities for unfunded schemes and funded schemes in deficit. There are consequent movements in deferred tax.

Goodwill and intangible assets includes goodwill created on the reorganisation of our interests in South Africa and Israel.

The increase in other non-current assets includes a capital injection in the Pepsi/Lipton partnership.

2.11  Pensions

The funding position of the Group's main pension arrangements has improved since the end of 2006 due largely to accelerated funding contributions and reduced liabilities from higher discount rates, net of slightly increased inflation and life expectancy assumptions. Changes have been reported throughout 2007 in each quarter's balance sheet.

The overall net liability for all arrangements was EUR1.1 billion at the end of 2007, a reduction from EUR3.1 billion at the end of 2006. Funded schemes show an aggregate surplus of EUR1.2 billion, while unfunded arrangements show a liability of EUR2.3 billion. During 2007, some previously unfunded arrangements were partially funded with EUR0.3 billion reported as part of contributions paid.

3.   OPERATIONAL REVIEW

3.1 Europe

            Fourth Quarter 2007                                                         Full Year 2007
                                            %                                                                   %
                               %   Underlying                                                      %   Underlying
      2007       2006     Change sales growth                             2007       2006     Change sales growth
     3 740      3 615        3.4          5.5 Turnover (EUR million)    15 205     15 000        1.4          2.8

       2.9        5.3                         Operating Margin (%)        11.0       12.7
                                              Includes (%):
      (8.1)      (7.3)                        - RDIs*                     (4.0)      (2.2)
         -        3.3                         - Gain on UK Pensions          -        0.8


*  Restructuring, business disposals and impairments

Growth

The region sustained its improving trend in 2007 with underlying sales growth of 2.8% for the year. The improvement has been driven by a relentless focus on innovation, on improving the quality and value of our existing products and on better execution. Consumer demand has been steady throughout the year in our categories.

Our business finished the year strongly with growth of 5.5% in the fourth quarter, albeit against a relatively weak prior year comparator. This included a small boost of around 0.5% from sales ahead of a system implementation in the UK and January price increases, notably in Germany. In the quarter we saw good volumes and positive pricing of 1.3%.

Overall we have seen improving trends almost everywhere. Russia was the outstanding performer. All major countries grew in the year, including the UK, Germany, Italy and the Netherlands. In France sales were slightly up in a challenging market.

Profitability

The operating margin, at 11.0% for the year, reflects a higher net charge for restructuring, disposals and one-off items compared with 2006. Before these items, the operating margin showed an underlying improvement of 0.9 percentage points driven by lower overheads as a result of the One Unilever programme and lower costs of advertising and promotions.

Accelerating change

There has been substantial progress with portfolio development and restructuring.

At the start of 2008 we: completed the expansion of the successful international partnership for Lipton ready-to-drink tea with PepsiCo to include all countries in Europe; completed the sale of Boursin, and announced the acquisition of Inmarko.

We have formed four new multi-country organisations and have announced the streamlining or closure of ten factories. The roll-out of a single SAP system across the region continues with two-thirds of turnover in the region now on stream and full implementation expected to be complete by the end of 2008.

Innovation

Innovations continued to be mainly targeted at Vitality opportunities. In ice cream we introduced Frusi frozen yoghurt with wholegrain cereals and real fruit pieces, and low calorie Solero Smoothies. Lipton Linea slimming teas were launched in France, Switzerland and Portugal. Growth in Hellmann's has been boosted by the new extra light mayonnaise with citrus fibre technology.

The new Dove pro-age range of products is building well in Europe as well as elsewhere, and Dove summer glow self-tanning and body lotions are now available in most countries. Clear anti-dandruff shampoo has been launched in Russia, with good consumer response. 'Small and Mighty' concentrated liquid laundry detergents were launched in six European countries.

3.2 The Americas

               Fourth Quarter 2007                                                       Full Year 2007
                                            %                                                                   %
                               %   Underlying                                                      %   Underlying
      2007       2006     Change sales growth                             2007       2006     Change sales growth
     3 334      3 448      (3.3)          3.7 Turnover (EUR million)    13 442     13 779       (2.4)         4.1

      14.5       16.7                         Operating Margin (%)        14.7       15.8
                                              Includes (%):
      (0.9)      (3.4)                         - RDIs*                    (0.7)      (1.0)
         -        4.2                          - US Healthcare gain          -        1.0

*  Restructuring, business disposals and impairments


Growth

Underlying sales grew by 4.1% in the year, with an increasing contribution from pricing which was up 2.6% for the year, and 4.0% in the fourth quarter.

In the US, overall consumer demand has held up well in our categories. Market growth in home care and personal care slowed somewhat in the second half year, but this was compensated for by robust demand in foods. Our own sales in the US grew solidly, up 3.2% for the year, despite lower sales of ice cream. Growth in the fourth quarter was slightly lower at 2.1%, largely due to the timing of innovation and promotional activity.

Our business in Mexico made good progress in the second half of the year and Brazil showed an improved performance in the fourth quarter. Argentina, Andina and Central America performed well throughout.

Profitability

The operating margin, at 14.7% for the year, was 1.1 percentage points lower than a year ago. Before the impact of restructuring, disposals and one-off items, the margin was 0.4 percentage points lower than last year. This was due to an increase in advertising and promotions and the impact of substantial cost increases which have not yet been fully offset by price increases and savings programmes.

Accelerating change

The One Unilever programme is simplifying operations throughout the region. Argentina, Mexico and Brazil all moved to single head offices in 2007, while the US will follow in early 2008. Sales force integration is underway in a number of countries. A single SAP system has been implemented in the US, with all of Latin America already on one system.

We have set up a joint venture with Perdigao to develop our heart health margarine Becel in Brazil and have disposed of our local Brazilian margarine brands. We have also announced an agreement for the disposal of Lawry's seasonings, and the sale process of the North American laundry business is under way.

Innovation

New varieties of Knorr bouillons and soups in Latin America have helped to build further the brand's Vitality credentials. Hellmann's 'real' campaign highlights its simple ingredients, naturally rich in Omega 3, in both the US and Latin America. Cholesterol-lowering mini-drinks were introduced to the US as Promise Activ SuperShots.

Innovation in personal care reflected the more global approach. Clear anti-dandruff shampoo was successfully launched in Brazil, while the Dove pro-age range of skin care, deodorants and shampoos was introduced in the US at the same time as in Europe. In laundry, the 'Dirt is Good' platform continued to build across Latin America, now including a variant with built-in fabric softener.

3.3 Asia Africa

               Fourth Quarter 2007                                                      Full Year 2007
                                            %                                                                   %
                               %   Underlying                                                      %   Underlying
      2007       2006     Change sales growth                             2007       2006     Change sales growth
     2 816      2 664        5.7         10.0 Turnover (EUR million)    11 540     10 863        6.2         11.1

      17.9       11.1                         Operating Margin (%)        13.8       12.2
                                              Includes (%):
       6.3       (1.6)                        - RDIs*                      1.1       (0.3)


*  Restructuring, business disposals and impairments


Growth

The strong underlying growth of 11.1% for the year reflects both the vibrancy of these markets and the high priority we place on building our business in the region. It includes a healthy balance of volume, up by over 7%, and price, up by over 3%.

Growth has been consistent throughout the year and was broad-based across categories and countries. This included established markets such as India, Indonesia, the Philippines, South Africa and Turkey, which all grew in double digits, and big categories such as laundry and personal wash. It also includes more recent priorities for growth such as China, and emerging categories like ice cream and deodorants.

We have been driving growth across all income levels, from highly affordable packs to premium positions and we have introduced new brands and products that capitalise on our global platforms.

Profitability

The operating margin, at 13.8%, was 1.6 percentage points higher than last year. This included the EUR214 million accounting profit resulting from the reorganisation of our shareholdings in South Africa. Before the effects of this transaction, disposals and restructuring charges, the operating margin showed an underlying increase of 0.2 percentage points. The improvement was driven by the benefits of volume growth, pricing actions and the delivery of savings programmes which more than offset higher input costs and increased advertising and promotions.

Accelerating change

We announced the acquisition of the Buavita brand of fruit-based vitality drinks in Indonesia, which was completed early in January 2008.

As part of the One Unilever programme we now have a single SAP system in place in four countries as the basis for a common regional platform, while the reorganisation of our shareholdings in South Africa and Israel facilitates the new organisation.

Innovation

The new, more global, approach to innovation was evident in the 2007 programme. Clear anti-dandruff shampoo was launched in China, Arabia, Egypt, Pakistan and the Phillipines. In Japan, we launched Axe and Dove pro-age. An improved range of Dove shower products was extended to North East Asia, while Lifebuoy soap was launched in South Africa and a new variant brought to India. In laundry, the new 'Dirt is Good' product, packaging and communication were introduced to Thailand.

The 'Moo' range of ice creams containing super absorbent calcium for children's development was extended throughout the region. Knorr seasonings have been rejuvenated with premium ingredients, as in Europe, and in China we launched a new form of Knorr bouillions for preparing thick soups. At the same time new, more affordable, tubs and sachets are attracting new users of spreads in several countries.


SAFE HARBOUR STATEMENT


This announcement may contain forward-looking statements, including ' forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', ' anticipates', 'intends' or the negative of these terms and other similar expressions of future performance or results, including financial objectives to 2010, and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.



OTHER INFORMATION


Supplementary information in US Dollars and Sterling is available on our website at:

www.unilever.com/ourcompany/investorcentre.

The results for the first quarter 2008 will be published on 8 May 2008.



CONDENSED FINANCIAL STATEMENTS

INCOME STATEMENT
(unaudited)

           Fourth Quarter                         EUR million                              Full Year
 2007      2006     Increase/                                                  2007      2006     Increase/
                   (Decrease)                                                                    (Decrease)
                Current Constant                                                             Current Constant
                  rates    rates                                                               rates    rates
                                      Continuing operations:

9 890     9 727     2 %      5 %      Turnover                              40 187     39 642    1 %      5 %

1 097     1 062     3 %     11 %      Operating profit                       5 245      5 408   (3)%      1 %
                                      After (charging)/crediting:
 (400)     (469)                         Restructuring                        (875)      (704)
  245        45                          Business disposals and impairments    306        196
    -       266                          Gains on US healthcare and UK           -        266
                                         pensions

  (48)      (83)                      Net finance costs                       (252)      (721)
   26        27                          Finance income                        147        128
 (126)     (117)                         Finance costs                        (550)      (590)
    3         -                          Preference shares provision            (7)      (300)
   49         7                          Pensions and similar obligations      158         41

   20        27                       Share in net profit/(loss) of joint      102         78
                                      ventures
    -        32                       Share in net profit/(loss) of             50         36
                                      associates
    1         4                       Other income from non-current             39         30
                                      investments

1 070     1 042     3 %      10 %     Profit before taxation                 5 184      4 831    7 %     11 %

 (288)     (144)                      Taxation                              (1 128)    (1 146)

  782       898   (13)%      (6)%     Net profit from continuing operations  4 056      3 685   10 %     14 %

    5     1 202                       Net profit/(loss) from discontinued       80      1 330
                                      operations

  787     2 100   (63)%     (59)%     Net profit for the period              4 136      5 015  (18)%    (15)%

                                      Attributable to:
   66        68                          Minority interests                    248        270
  721     2 032   (65)%     (61)%        Shareholders' equity                3 888      4 745  (18)%    (15)%

                                      Combined earnings per share
 0.25      0.29   (12)%      (5)%        Continuing operations (Euros)        1.32       1.19   12 %     16 %
 0.24      0.28   (13)%      (6)%        Continuing operations - diluted      1.28       1.15   11 %     15 %
                                         (Euros)

 0.00      0.42                          Discontinued operations (Euros)      0.03       0.46
 0.01      0.41                          Discontinued operations - diluted    0.03       0.45
                                         (Euros)

 0.25      0.71   (64)%     (61)%        Total operations (Euros)             1.35       1.65  (18)%    (15)%
 0.25      0.69   (64)%     (61)%        Total operations - diluted (Euros)   1.31       1.60  (18)%    (15)%


STATEMENT OF RECOGNISED INCOME AND EXPENSE
(unaudited)


EUR million                                                                               Full Year
                                                                                        2007         2006
Fair value gains/(losses) on financial instruments net of tax                             86           21
Actuarial gains/(losses) on pension schemes net of tax                                   542          853
Currency retranslation gains/(losses) net of tax                                        (413)        (335)

Net income/(expense) recognised directly in equity                                       215          539

Net profit for the period                                                              4 136        5 015

Total recognised income and expense for the period                                     4 351        5 554

Attributable to:
   Minority interests                                                                    237          242
   Shareholders' equity                                                                4 114        5 312



CASH FLOW STATEMENT
(unaudited)

EUR million                                                                               Full Year
                                                                                        2007         2006
Operating activities
Cash flow from operating activities                                                    5 188        5 574
Income tax paid                                                                       (1 312)      (1 063)
Net cash flow from operating activities                                                3 876        4 511

Investing activities
Interest received                                                                        146          125
Net capital expenditure                                                                 (983)        (934)
Acquisitions and disposals                                                               (50)       1 777
Other investing activities                                                               264          187
Net cash flow from/(used in) investing activities                                       (623)       1 155

Financing activities
Dividends paid on ordinary share capital                                              (2 182)      (2 602)
Interest and preference dividends paid                                                  (552)        (605)
Change in financial liabilities                                                        1 338       (3 281)
Share buy-back programme                                                              (1 500)           -
Other movements on treasury stock                                                        442           98
Other financing activities                                                              (555)        (182)
Net cash flow from/(used in) financing activities                                     (3 009)      (6 572)

Net increase/(decrease) in cash and cash equivalents                                     244         (906)

Cash and cash equivalents at the beginning of the year                                   710        1 265

Effect of foreign exchange rate changes                                                  (53)         351

Cash and cash equivalents at the end of period                                           901          710


BALANCE SHEET
(unaudited)

EUR million                                                                            As at        As at
                                                                                 31 December  31 December
                                                                                        2007         2006

Non-current assets
Goodwill and intangible assets                                                        16 755       17 206
Property, plant and equipment                                                          6 284        6 276
Pension asset for funded schemes in surplus                                            2 008        1 697
Deferred tax assets                                                                    1 003        1 266
Other non-current assets                                                               1 324        1 126
Total non-current assets                                                              27 374       27 571

Current assets
Inventories                                                                            3 894        3 796
Trade and other current receivables                                                    4 194        4 254
Current tax assets                                                                       367          125
Cash and cash equivalents                                                              1 098        1 039
Other financial assets                                                                   216          273
Non-current assets held for sale                                                         159           14
Total current assets                                                                   9 928        9 501

Current liabilities
Financial liabilities                                                                 (4 166)      (4 458)
Trade payables and other current liabilities                                          (8 017)      (7 838)
Current tax liabilities                                                                 (395)        (579)
Provisions                                                                              (968)      (1 009)
Liabilities associated with non-current assets held for sale                             (13)           -
Total current liabilities                                                            (13 559)     (13 884)
Net current assets/(liabilities)                                                      (3 631)      (4 383)
Total assets less current liabilities                                                 23 743       23 188

Non-current liabilities
Financial liabilities due after one year                                               5 483        4 377
Pensions and post-retirement healthcare benefits liabilities:
      Funded schemes in deficit                                                          827        1 379
      Unfunded schemes                                                                 2 270        3 398
Provisions                                                                               694          826
Deferred tax liabilities                                                               1 213        1 003
Other non-current liabilities                                                            437          533
Total non-current liabilities                                                         10 924       11 516

Equity
Shareholders' equity                                                                  12 387       11 230
Minority interests                                                                       432          442
Total equity                                                                          12 819       11 672
Total capital employed                                                                23 743       23 188



NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

1     SEGMENTAL ANALYSIS BY GEOGRAPHY

Continuing operations - Fourth Quarter


EUR million                                      Europe     Americas     Asia Africa      Total
Turnover
   2006                                           3 615        3 448           2 664      9 727
   2007                                           3 740        3 334           2 816      9 890
Change                                            3.4 %       (3.3)%           5.7 %      1.7 %
Impact of:
   Exchange rates                                (0.8)%       (6.0)%          (3.5)%     (3.4)%
   Acquisitions                                   0.0 %        0.0 %           0.0 %      0.0 %
   Disposals                                     (1.2)%       (0.8)%          (0.4)%     (0.8)%

Underlying sales growth                           5.5 %        3.7 %          10.0 %      6.1 %
   Price                                          1.3 %        4.0 %           4.0 %      3.0 %
   Volume                                         4.2 %       (0.3)%           5.8 %      3.0 %


Operating profit
   2006                                             191          575             296      1 062
   2007                                             107          485             505      1 097
Change current rates                            (44.0)%      (15.6)%          70.4 %      3.3 %
Change constant rates                           (42.4)%       (8.8)%          82.9 %     11.3 %

Operating margin
   2006                                           5.3 %       16.7 %          11.1 %     10.9 %
   2007                                           2.9 %       14.5 %          17.9 %     11.1 %

Includes restructuring, business disposals and
impairments, and Q4 2006 gains on UK pensions and
US healthcare plans
   2006                                          (4.0)%        0.8 %          (1.6)%     (1.6)%
   2007                                          (8.1)%       (0.9)%           6.3 %     (1.6)%



Continuing operations - Full Year
EUR million                                      Europe     Americas     Asia Africa      Total

Turnover
   2006                                          15 000       13 779          10 863     39 642
   2007                                          15 205       13 442          11 540     40 187
Change                                            1.4 %       (2.4)%           6.2 %      1.4 %
Impact of:
   Exchange rates                                 0.0 %       (5.8)%          (4.0)%     (3.1)%
   Acquisitions                                   0.0 %        0.1 %           0.1 %      0.1 %
   Disposals                                     (1.5)%       (0.6)%          (0.4)%     (0.9)%

Underlying sales growth                           2.8 %        4.1 %          11.1 %      5.5 %
   Price                                         (0.1)%        2.6 %           3.4 %      1.8 %
   Volume                                         2.9 %        1.5 %           7.4 %      3.7 %


Operating profit
   2006                                           1 903        2 178           1 327      5 408
   2007                                           1 678        1 971           1 596      5 245
Change current rates                            (11.9)%       (9.5)%           20.2%     (3.0)%
Change constant rates                           (11.7)%       (3.4)%           27.6%      1.3 %

Operating margin
   2006                                          12.7 %       15.8 %          12.2 %     13.6 %
   2007                                          11.0 %       14.7 %          13.8 %     13.1 %

Includes restructuring, business disposals and
impairments, and Q4 2006 gains on UK pensions and
US healthcare plans
   2006                                          (1.4)%        0.0 %          (0.3)%     (0.6)%
   2007                                          (4.0)%       (0.7)%           1.1 %     (1.4)%



2     SEGMENTAL ANALYSIS BY PRODUCT AREA

Continuing operations - Fourth Quarter


EUR million                    Savoury,     Ice cream                            Home care    Home and
                              dressings           and                Personal          and    personal
                            and spreads     beverages      Foods         care        other        care      Total
Turnover
   2006                           3 709         1 416      5 125        2 786        1 816       4 602      9 727
   2007                           3 772         1 449      5 221        2 831        1 838       4 669      9 890
Change                            1.7 %         2.3 %      1.9 %        1.6 %        1.2 %       1.4 %      1.7 %
Impact of:
   Exchange rates                (2.9)%        (3.7)%     (3.1)%       (4.2)%       (3.0)%      (3.8)%     (3.4)%
   Acquisitions                   0.0 %         0.0 %      0.0 %        0.0 %        0.0 %       0.0 %      0.0 %
   Disposals                     (1.0)%         0.5 %     (0.6)%       (1.0)%       (1.2)%      (1.1)%     (0.8)%
Underlying sales growth           5.8 %         5.7 %      5.7 %        7.2 %        5.6 %       6.6 %      6.1 %

Operating profit
   2006                             499          (37)        462          471          129         600      1 062
   2007                             587          (49)        538          404          155         559      1 097
Change current rates             17.7 %       (32.6)%     16.5 %      (14.2)%       19.4 %      (6.9)%      3.3 %
Change constant rates            27.0 %         0.2 %     28.9 %       (9.2)%       22.7 %      (2.3)%     11.3 %

Operating margin
   2006                          13.5 %        (2.6)%      9.0 %       16.9 %        7.0 %      13.0 %     10.9 %
   2007                          15.6 %        (3.3)%     10.3 %       14.3 %        8.4 %      12.0 %     11.1 %



Continuing operations - Full Year

EUR million                    Savoury,     Ice cream                            Home care    Home and
                              dressings           and                Personal          and    personal
                            and spreads     beverages      Foods         care        other        care      Total

Turnover
   2006                          13 767         7 578     21 345       11 122        7 175      18 297     39 642
   2007                          13 988         7 600     21 588       11 302        7 297      18 599     40 187
Change                            1.6 %         0.3 %      1.1 %        1.6 %        1.7 %       1.6 %      1.4 %
Impact of:
   Exchange rates                (2.7)%        (3.0)%     (2.8)%       (3.8)%       (3.0)%      (3.5)%     (3.1)%
   Acquisitions                   0.1 %         0.1 %      0.1 %        0.1 %        0.0 %       0.0 %      0.1 %
   Disposals                     (0.7)%        (0.8)%     (0.7)%       (1.0)%       (1.2)%      (1.1)%     (0.9)%
Underlying sales growth           5.0 %         4.2 %      4.7 %        6.7 %        6.1 %       6.5 %      5.5 %

Operating profit
   2006                           1 993           900      2 893        1 913          602       2 515      5 408
   2007                           2 059           809      2 868        1 786          591       2 377      5 245
Change current rates              3.3 %       (10.2)%     (0.9)%       (6.6)%       (1.8)%      (5.5)%     (3.0)%
Change constant rates             8.1 %        (6.2)%      3.6 %       (2.6)%        2.4 %      (1.4)%      1.3 %

Operating margin
   2006                          14.5 %        11.9 %     13.6 %       17.2 %        8.4 %      13.7 %     13.6 %
   2007                          14.7 %        10.6 %     13.3 %       15.8 %        8.1 %      12.8 %     13.1 %

3     ACCOUNTING INFORMATION AND POLICIES

The condensed interim financial statements are based on International Financial Reporting Standards (IFRS) as adopted by the EU and IFRS as issued by the International Accounting Standards Board, and have been prepared in accordance with International Accounting Standard (IAS) 34 'Interim Financial Reporting'. The basis of preparation is consistent with the year ended 31 December 2006 except that:

- Finance lease creditors and funding-related derivatives have been reclassified in the balance sheet in order to facilitate the presentation of net debt. Comparatives for 31 December 2006 have been restated accordingly; and

- Line items relating to borrowings in the balance sheet have been renamed to financial liabilities to align with the requirements of IFRS 7 'Financial Instruments - Disclosures' which Unilever has adopted as at 1 January 2007.

The condensed financial statements are shown at current exchange rates, while percentage year-on-year changes are shown at both current and constant exchange rates to facilitate comparison.

The income statement on page 10, the statement of recognised income and expense and the cash flow statement on page 11 and the movements in equity on page 17 are translated at rates current in each period.

The balance sheet on page 12 and the analysis of net debt on page 18 are translated at period-end rates of exchange.

The financial statements attached do not constitute the full financial statements within the meaning of Section 240 of the UK Companies Act 1985. Full accounts for Unilever for the year ended 31 December 2006 have been delivered to the Registrar of Companies. The auditors' report on these accounts was unqualified and did not contain a statement under Section 237(2) or Section 237
(3) of the UK Companies Act 1985.

4     TAXATION

The tax rate for 2007 was 22% compared with 24% for 2006. The tax rate is calculated by dividing the tax charge by pre-tax profit excluding the contribution of joint ventures and associates. The tax charge for 2007 includes EUR165 million (2006: EUR177 million) relating to United Kingdom taxation.

5     DISCONTINUED OPERATIONS

Operating profit of discontinued operations (excluding profit/loss on disposals) was as follows:




Fourth Quarter
EUR million                                  Europe      Americas    Asia Africa      Total
   2006                                           7             -              -          7
   2007                                           -             -              -          -

Full Year
EUR million                                  Europe      Americas    Asia Africa      Total

   2006                                         170             -              -        170
   2007                                           -             -              -          -


The net cash flows attributable to the discontinued operations in respect of operating, investing and financing activities for the year were EUR(4) million, EUR80 million and EURnil million respectively (2006: EUR79 million, EUR1 618 million and EUR(1) million).

6     COMBINED EARNINGS PER SHARE

The earnings per share information given below, including the comparative amounts for 2006, is expressed in terms of the nominal share values which have applied since 22 May 2006 following the split of NV shares and the consolidation of PLC shares which were approved at the 2006 AGMs.

The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the period, less the average number of shares held as treasury stock.

In calculating diluted earnings per share, a number of adjustments are made to the number of shares, principally the following: (i) conversion into PLC ordinary shares in the year 2038 of shares in a group company under the arrangements for the variation of the Leverhulme Trust and (ii) the exercise of share options by employees.

Earnings per share for total operations for the full year were calculated as follows:


                                                                                        2007         2006
Combined EPS                                                                         Thousands of units
Average number of combined share units                                             2 874 620    2 883 258

                                                                                         EUR million
Net profit attributable to shareholders' equity                                        3 888        4 745

Combined EPS (Euros)                                                                    1.35         1.65

Combined EPS - Diluted                                                               Thousands of units
Adjusted average number of combined share units                                    2 976 125    2 972 468

Combined EPS - diluted (Euros)                                                          1.31         1.60


Earnings per share in US Dollars and Sterling
Combined EPS (Dollars)                                                                  1.84         2.06
Combined EPS - diluted (Dollars)                                                        1.78         2.00

Combined EPS (Pounds)                                                                   0.92         1.12
Combined EPS - diluted (Pounds)                                                         0.89         1.09


The numbers of shares included in the calculation of earnings per share is an average for the period.  During the period the following movements in shares have taken place:
                                                                                                 Millions
Number of shares at 31 December 2006 (net of treasury stock)                                      2 889.9
Net movements in shares under incentive schemes                                                      29.7
Share buy-back                                                                                      (66.5)
Number of shares at 31 December 2007                                                              2 853.1


7     DIVIDENDS

The Boards have resolved to recommend to the Annual General Meetings for PLC and NV, to be held on 14 May 2008 and 15 May 2008 respectively, the declaration of final dividends in respect of 2007 on the Ordinary capitals at the following rates which are equivalent in value at the rate of exchange applied in terms of the Equalisation Agreement between the two companies:

Unilever N.V.

EUR0.50 per ordinary share* (2006: EUR0.47). Together with the interim dividend already paid, this brings the total of NV's interim and final dividends for 2007 to EUR0.75 per ordinary share (2006: EUR0.70).

* Unilever N.V. ordinary shares and Unilever N.V. depositary receipts for ordinary shares.

Unilever PLC

34.11p per ordinary share (2006: 32.04p). Together with the interim dividend already paid, this brings the total of PLC's interim and final dividends for 2007 to 51.11p per ordinary share (2006: 47.66p).

The NV final dividend will be paid on 19 June 2008, to shareholders registered at close of business on 21 May 2008 and will go ex-dividend on 19 May 2008.

The PLC final dividend will be paid on 19 June 2008, to shareholders registered at close of business on 23 May 2008 and will go ex-dividend on 21 May 2008.

Dividend on New York shares of NV

The New York shares of NV will go ex-dividend on 19 May 2008; US dollar checks for the final dividend on the New York shares of EUR0.16 nominal amount after deduction of Netherlands withholding tax at the appropriate rate, converted at the euro/dollar European Central Bank rate of exchange on 15 May 2008 will be mailed on 18 June 2008, to holders of record at the close of business on 21 May 2008. If converted at the euro/dollar rate of exchange on 6 February 2008, the NV final dividend would be US $0.7311 per New York share (2006 final dividend:
US $0.6363 actual payment) before deduction of Netherlands withholding tax. With the interim dividend in respect of 2007 of US $0.3612 at the actual euro/ dollar conversion rate, already paid, this would result in a total for regular interim and final dividends in respect of 2007 of US $1.0923 per New York Share (2006: US $0.9297 actual payment).

Dividend on American Depositary Receipts of PLC

The American Depositary Receipts will go ex-dividend on 21 May 2008; US Dollar checks for the final dividend on the American Depositary Receipts in PLC converted at the sterling/dollar rate of exchange current in London on 14 May 2008 will be mailed on 18 June 2008, to holders of record at the close of business on 23 May 2008. If converted at the sterling/dollar rate of exchange on 6 February 2008, the PLC final dividend would be US $0.6684 per American Depositary Receipt in PLC (2006 final dividend: US $0.6357 actual payment). With the interim dividend in respect of 2007 of US $0.3525 at the actual sterling/dollar conversion rate, already paid, this would result in a total for regular interim and final dividends in respect of 2007 of US $1.0209 per American Depositary Receipt in PLC (2006: US $0.9340 actual payment).

8     MOVEMENTS IN EQUITY


EUR million                                                                                   Full Year
                                                                                          2007         2006
Equity at 1 January                                                                     11 672        8 765
Total recognised income and expense for the period                                       4 351        5 554
Dividends                                                                               (2 070)      (2 684)
Movement in treasury stock                                                              (1 054)         118
Share-based payment credit                                                                 140          111
Dividends paid to minority shareholders                                                   (251)        (184)
Currency retranslation gains/(losses) net of tax                                           (18)          (6)
Other movements in equity                                                                   49           (2)
Equity at the end of the period                                                         12 819       11 672



During the quarter we completed the purchase of shares to the value of EUR1.5 billion under the share buy-back programme announced in March 2007.



9     RECONCILIATION OF NET PROFIT TO CASH FLOW FROM OPERATING ACTIVITIES

EUR million                                                                                   Full Year
                                                                                          2007         2006

Net profit                                                                               4 136        5 015
Taxation                                                                                 1 137        1 332
Share of net profit of joint ventures/associates and other income from non-current        (191)        (144)
investments
Net finance costs                                                                          252          725
Operating profit (continuing and discontinued operations)                                5 334        6 928
Depreciation, amortisation and impairment                                                  943          982
Changes in working capital                                                                  27           87
Pensions and similar provisions less payments                                             (910)      (1 038)
Restructuring and other provisions less payments                                           145          107
Elimination of (profits)/losses on disposals                                              (459)      (1 620)
Non-cash charge for share-based compensation                                               118          120
Other adjustments                                                                          (10)           8
Cash flow from operating activities                                                      5 188        5 574

10     NET DEBT

EUR million                                                                              As at        As at
                                                                                   31 December  31 December
                                                                                          2007         2006

Total financial liabilities                                                             (9 649)      (8 835)
Financial liabilities due within one year                                               (4 166)      (4 458)
Financial liabilities due after one year                                                (5 483)      (4 377)
Cash and cash equivalents as per balance sheet                                           1 098        1 039
Cash and cash equivalents as per cash flow statement                                       901          710
Add bank overdrafts deducted therein                                                       197          329
Financial assets                                                                           216          273
Net debt                                                                                (8 335)      (7 523)

There was a repayment of 5.000% bonds of US $650 million and an issuance of 4.625% bonds of EUR750 million during the quarter.

11     ACQUISITIONS AND DISPOSALS

On 5 November 2007, Unilever announced that it had reached an agreement to sell Boursin to Le Groupe Bel for EUR400 million. This transaction was completed on 3 January 2008.

On 14 November 2007, Unilever signed a definitive agreement with McCormick & Company, Incorporated to sell its Lawry's and Adolph's branded seasoning blends and marinades business in the US and Canada for US $605 million. This transaction is expected to be completed subject to regulatory approval, in 2008.

On 4 February 2008, Unilever announced that it had signed an agreement to purchase Inmarko, a leading Russian ice cream company, for an undisclosed sum. This business had a turnover of approximately EUR115 million in 2007. The deal is subject to regulatory approval and is expected to be completed in the first half of 2008.

12     RESTRUCTURING

Restructuring costs of EUR875 million in the year included EUR541 million under various organisation changes within the One Unilever programme, and EUR174 million in connection with restructuring of the supply chain in Europe.


7 February 2008